

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 17, 2016

Mr. Douglas Osrow
Chief Financial Officer
Remark Media, Inc.
3960 Howard Hughes Parkway, Suite 900
Las Vegas, NV 89169

       Re: **Remark Media, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 30, 2016
              File No. 001-33720

Dear Mr. Osrow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications